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Exhibit 99.(c)(12)

DRAFT—FOR INTERNAL PURPOSES ONLY

Discussion Items for Corporate Simplification Proposal

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  Conversion of Series A Preferred into Class A common stock

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  6.75% cash dividends for two years, paid now on present value basis (on to be negotiated basis) or as otherwise payable

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  Apollo would maintain existing rights (e.g., veto rights, right to three directors, etc.) under investment agreement until April 19, 2006

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  Standstill agreement would remain in effect

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  Apollo would vote its common stock to mirror the public's vote on all matters until April 19, 2006

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  Between April 19, 2006 and April 19, 2011, Apollo would vote as common stockholder under a scenario to be determined

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  Apollo would vote 38% on its own behalf; all other shareholders would vote 49%; balance of 13% would be voted by Apollo to mirror the vote of all shareholders, including Apollo (e.g., [38/(38+49)*13%] = 6% additional voting power to Apollo and [49/(38+49)*13%] = 7% additional voting power to all other shareholders); no ratchet provision*

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  Apollo would have 43% of the vote (due to rounding) and all other shareholders would have 57% of the vote (due to rounding) if all other shareholders voted

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  Conversion of Class B shares into Class A shares (on to be negotiated basis)

        *      An expansion of this provision has been mentioned whereby Apollo would vote 41% on its own behalf (as if Apollo owned up to 500,000 Class B shares); all other shareholders would vote 47%; balance of 12% would be voted by Apollo to mirror the vote of all shareholders, including Apollo (e.g., [41/(41+47)*12%] = 6% additional voting power to Apollo and [47/(41+47)*12%] = 6% additional voting power to all other shareholders). In this scenario, Apollo would have 46% of the vote (due to rounding) and all other shareholders would have 54% of the vote (due to rounding) if all other shareholders voted.

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  Exhibit 99.(c)(12)